                                                                   Exhibit D-1.5


                                                               Exhibit No. PGE-4
                                               Application Under FPA Section 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Pacific Gas and Electric Company             )
PG&E Corporation                             )       Docket No. EC02-31-000
  On Behalf of Its Subsidiaries              )                  EL02-36-000 and
  Electric Generation LLC,                   )                  CP02-38-000
  ETrans LLC and GTrans LLC                  )


                         DIRECT TESTIMONY AND EXHIBITS

                                      OF

                              STEPHEN J. METAGUE




November 30, 2001
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                                                                    Page 1 of 40

I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name and business address.

A. My name is Stephen J. Metague. My business address is 77 Beale St., San Francisco, California.

Q.   Please describe your current position and work history.

A. I am the Director of Electric Transmission Rates for Pacific Gas and Electric Company ("PG&E"). I have held that position since June 1998. Prior to my current position, I held the following positions at PG&E: rate analyst, senior rate engineer, supervisor of load analysis, director of regulatory costs, supervisor of power contracts, manager of electric resource planning, manager of transmission contracts, and manager of grid customer services. Prior to joining PG&E, I worked as a consultant concentrating on economic issues of the coal industry.

Q.   Please describe your educational background.

A. I received a Bachelor of Arts degree in Economics from La Salle College and a Master of Arts degree in Economics from the University of Notre Dame.

II.  PURPOSE OF TESTIMONY, SUMMARY OF CONCLUSIONS AND OVERVIEW OF PROTECTIONS

Q.   What is the purpose of your testimony?

A. The purpose of my testimony is to describe the effect of the Plan of Reorganization ("Plan") filed by PG&E and its parent company, PG&E Corporation (jointly "Applicants") on PG&E's wholesale power and transmission customers.
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                                                                    Page 2 of 40

Q.   Please summarize your principal conclusions.

A. The Plan will not have an adverse impact on PG&E's wholesale power and transmission customers. Five points are of particular note:

     . First, although PG&E is in bankruptcy, PG&E will not reject or abrogate any of the existing jurisdictional agreements pursuant to which it provides transmission service or sells power at wholesale; rather, service will continue to be provided under those agreements pursuant to the rates (including rate formulae), terms and conditions set forth therein. If an existing agreement requires service that Reorganized PG&E is not able to provide, PG&E will assign the agreement to one of the new public utility companies to be created pursuant to the Plan that is able to provide the service and that entity will perform under the contract pursuant to its terms and conditions. If an agreement requires the services of more than one company, arrangements will be made for continuation of the service between PG&E and the new companies through the "back-to-back" agreement that is discussed later in my testimony. Through these means, no customer is at risk for losing its current service.

     . Second, customers will benefit from the emergence of PG&E from bankruptcy. Mr. Harvey discusses the adverse effect of the bankruptcy on PG&E's continuing ability to carry out its utility obligations, such as PG&E's current inability to purchase power from the California Independent System Operator Corporation ("CAISO") (which is only permitted to sell to creditworthy parties), its current lack of access to the capital markets which is important to PG&E's continued ability to
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                                                                    Page 3 of 40

          maintain its infrastructure and the uncertainty to PG&E and the energy market created by delay in repaying creditors. Continuation of the present situation is not possible and ratepayer welfare under the proposed Transaction must be evaluated in light of that fact. As Mr. Harvey and other witnesses describe, the Plan is intended to lay the foundation for strong, viable companies going forward. These new companies will be focused on specific lines of business and the customers they serve and they will have the financial strength to carry out their obligations. Thus, resolving the current situation promptly is a fundamental benefit to all customers.

     . Third, PG&E will protect all of its FERC jurisdictional customers from the upfront direct costs of the transition out of bankruptcy and into the new corporate structure. Specifically, Reorganized PG&E, the newly formed generation company, Electric Generation LLC ("Gen") and the newly formed transmission company ETrans LLC ("ETrans") will record one-time restructuring and transaction costs in a below-the-line account and will not seek to recover these costs from its FERC-jurisdictional customers, as described further below. For convenience, this is referred to below as the "Cost Exclusion Commitment."

     . Fourth, PG&E's long-term wholesale power customers with formula energy rates will be protected because PG&E's restructuring will not affect those formulae to the detriment of the customers and PG&E will offer each of these customers an open season under which it can terminate its energy purchases with no stranded cost assessment, and procure that service from another supplier. The end result is
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                                                                    Page 4 of 40

          that these customers will have the option to receive service under their contract rate, which will not be adversely affected by the Plan, or at market rates.

     . Fifth, the transfer of transmission assets to ETrans will be at the current net book value of those assets, with no adverse tax effects, and thus there is no "acquisition premium" to be reflected in the cost-based rates charged to transmission service customers.

Q.   Has PG&E met with its customers to discuss the effect of the Plan?

A. PG&E is having discussions with wholesale power and transmission service customers to discuss the potential effects of the Plan, the protections that PG&E is offering and other protection alternatives that may be acceptable to the parties. PG&E intends to meet with each customer. PG&E has already commenced discussions with the following customers:

               .    Bay Area Rapid Transit District
               .    City and County of San Francisco ("CCSF")
               .    California Department of Water Resources
               .    Modesto Irrigation District
               .    Northern California Power Agency
               .    Sacramento Municipal Utility District
               .    Silicon Valley Power ("SVP" formerly known as the City of
                    Santa Clara)
               .    Transmission Agency of Northern California
               .    Turlock Irrigation District
               .    Western Area Power Administration ("WAPA")

Q. Are you offering a rate freeze or a general hold harmless commitment to any class of customer?

A. No. Given PG&E's bankruptcy and the need for PG&E to emerge from that bankruptcy as a viable entity, PG&E is not in a position to make such an offer. To
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                                                                    Page 5 of 40

     the extent a wholesale power or transmission rate increase is necessary or appropriate for any of the disaggregated businesses prior to or following implementation of the Plan, such businesses will file for a rate change in the ordinary course of business, subject to review and approval by the FERC. However, as stated above, PG&E is offering a Cost Exclusion Commitment.

Q.   Please explain how the Cost Exclusion Commitment works.

A. ETrans and Reorganized PG&E are committing to forego the opportunity to recover in rates the one-time restructuring and transaction costs associated with the restructuring of PG&E into separate lines of business and the subsequent spin-off of PG&E. (As Gen's rates are not established in reference to its costs, the Cost Exclusion Commitment is not directly applicable to Gen. Its rates will be subject to Commission review based on the market price for power.) The one-time restructuring and transaction costs to which this Cost Exclusion Commitment applies are:

     1) legal and consulting fees required to administer the bankruptcy proceeding and develop and seek approval of the Plan, and

     2)   one-time Plan implementation expenses.

Q.   Please describe in more detail the first cost category.

A This first cost category includes the legal and consulting fees required to administer the bankruptcy proceeding and implement the Plan. Included are all costs that PG&E has incurred under contracts with legal counsel, financial and other consultants and for administrative services contracts needed to prepare the filing of the Chapter 11 petition on April 6, 2001, and all of the costs PG&E has incurred and will incur in order to seek approval for the Plan through the Bankruptcy Court and various regulatory and other proceedings through the effective date of the Plan. Also included are financial advisory fees incurred by the Official Committee of Unsecured Creditors.

Q. Please describe the second category of costs which are part of PG&E's Cost Exclusion Commitment.

A ETrans and Reorganized PG&E will exclude all one-time expenses incurred necessary to implement the Plan for a period up to 12 months beyond the
     Plan Effective Date, which is anticipated to be December 31, 2002 ("Cost Exclusion Period"). The costs in this category are primarily expense in nature, with some relatively limited capital; the expense items will be reported below the line and not included in any future rate requests. Not covered by this commitment will be costs incurred by ETrans and Reorganized PG&E associated with issuing debt required for restructured PG&E to emerge from Chapter 11, including but not limited to the "exit financing"
     described in the testimony of Joe Sauvage. These costs will be incurred to restructure existing debt and issue new debt as required to satisfy PG&E's creditors and emerge from Chapter 11. Each of ETrans and Reorganized PG&E reserve the right to seek recovery of such exit financing costs in rates over the life of the debt.
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                                                                    Page 7 of 40

Q.   Please describe these one-time implementation costs in more detail.

A. Generally speaking, these costs are directly attributable to the partitioning of the existing integrated Pacific Gas and Electric Company into the four different companies - ETrans, GTrans, Gen and Reorganized PG&E. Included are costs associated with the separation of existing office and field facilities, the separation of the telecommunications infrastructure, the partitioning of the data centers, assigning and in some cases relocating employees to the various companies according to the work they perform, employee severance costs, as necessary, and performing the necessary separation of employee benefit plans such as the pension plan.
     In addition, there will be one-time costs incurred in purchasing new equipment (e.g., tools and computers) and the development of new business systems to allow the spun-off Reorganized PG&E to operate independently of the other business.

Q. Why have you chosen the period of 12 months beyond the Plan effective date as the cut-off for these costs?

A. We anticipate that most of the one-time costs of implementation will have been incurred prior to the Plan Effective Date, and therefore 12 months is an appropriately conservative period for extending the Cost Exclusion Commitment in order to account for any remaining one-time costs directly attributable to the partitioning of the businesses.
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                                                                    Page 8 of 40

Q. In summary, what is the impact of PG&E's Cost Exclusion Commitment on wholesale power and transmission service customers?

A. This is a significant commitment given the nature of this Section 203 filing as the applicant is emerging from bankruptcy. However, not included in the items described above are the on-going costs necessary to run these new companies, once separated. Nor does the Cost Exclusion Commitment include the recovery of the remaining portion of the one-time capital costs of separating the lines of business and the financing costs needed to emerge from Chapter 11 after the Cost Exclusion Period. The separated companies will reserve their respective rights to seek recovery of these costs in rate filings before the appropriate regulatory bodies./1/

Q. Will any of your wholesale power or transmission customers be affected by "automatic" flow-through of any changed costs through formula rates (including fuel adjustment clauses)?

A. PG&E's unbundled transmission customers have stated rates (some of which are based on formulae contained in their contracts) that cannot be changed absent action by this Commission under Section 205 or 206 of the Federal Power Act. Under these

_______________

/1/ In addition to wholesale and transmission service customers, Reorganized PG&E will extend the Cost Exclusion Commitment, as described above, to retail customers. With respect to such retail customers, the Cost Exclusion Commitment will not apply to costs relating to and will not preclude legal claims PG&E has or may have for recovery of damages or costs which are not dependent on the restructuring of PG&E under this Application. This Cost Exclusion Commitment is not intended to preclude any action by PG&E against the CPUC, the State of California and any other agencies thereof relating to the costs or damages incurred or suffered by PG&E in responding to the California energy crisis and which resulted from action or inaction, as the case may be, by those entities which caused or contributed to the circumstances that led PG&E to file for bankruptcy protection, including without limitation PG&E's current filed rate doctrine lawsuit in federal court. PG&E reserves the right to fully recover, whether directly from those entities or indirectly through orders of those entities, the costs so incurred and covered, including reorganization, restructuring and refinancing costs.

     contracts, even changes that result from application of a formula cannot be implemented without a filing and acceptance by this Commission. Thus, these customers will continue to be protected by regulatory oversight as well as the Cost Exclusion Commitment. PG&E does have three wholesale power customers served under contracts that have formula rates which reflect changed costs without a Section 205 filing. However, as discussed in more detail below, PG&E's restructuring will not affect the formula in any of these contracts to the detriment of these customers and these customers will be offered an open season in addition to the Cost Exclusion Commitment.

Q.   How will this open season work?

A. Each customer that is offered an open season will have the option, from the date of this application until 180 days following the Plan Effective Date (expected to be December 31, 2002), to solicit bids in the market for alternative suppliers of energy. Not later than 180 days following consummation of the Plan, the customer may, if it so desires, give PG&E 60 days prior written notice that it is terminating its energy purchases from PG&E.

III. DESCRIPTION OF PG&E'S EXISTING WHOLESALE CUSTOMERS, WHOLESALE CONTRACTS AND TARIFFS FOR WHOLESALE SERVICE

Q. Please describe PG&E's existing transmission customers and the contracts under which they are served.

A. PG&E provides transmission services under a wide range of contracts and tariffs to municipalities, irrigation districts, agencies of the State of California and Federal

     Government, power marketers, and electric generators. Many of these contracts pre-date the restructuring of the California electric industry; others represent new services associated with the electric markets and protocols administered by the CAISO. A list of the customers served by PG&E is attached to Applicants' Section 203 Application as Exhibit F. Attached to this testimony as Exhibit No. PGE-4-1 is a one page description for each of the jurisdictional contracts under which PG&E provides wholesale power or transmission service. Those one-page descriptions include the type of contract, the service provided, the entity to which the contract is being assigned under the Plan, and the ratepayer protection PG&E is providing with respect to the contract. Also included in Exhibit No. PGE-4-1 is a list of jurisdictional interconnection agreements PG&E has with various entities. While no service is provided under most of those interconnection agreements, and therefore there are no rates to protect from the effects of the Plan, those agreements are listed to describe the entity that will have continuing responsibility for administration of the interconnection arrangements.

Q.   Does PG&E have any wholesale requirements customers?

A. As a general matter, the jurisdictional services provided today by PG&E are predominantly transmission and ancillary services, not wholesale "requirements" service. However, three of PG&E's customers, WAPA, CCSF, and SVP, are served under long-term contracts that include power sales. As a result, they could be described, for rate protection purposes, as partial requirements customers. These are the three customers that have formula energy rates. PG&E is not proposing to change
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                                                                   Page 11 of 40

     these rates and, therefore, the customers are not harmed by PG&E's restructuring. In addition, an open season will be offered to these three customers.

Q.   Does PG&E have any other wholesale power customers?

A. Yes. In addition, PG&E maintains wholesale agreements for power exchanges, short term sales and other discretionary transactions with a number of other customers. Exhibit No. PGE-4-1 attached to this testimony describes each of PG&E's jurisdictional contractual arrangements including each wholesale power customer. Each of PG&E's wholesale power customers, including WAPA, CCSF, and SVP are also identified in Applicants' Section 203 Application in Exhibit F. It should be noted, however, that customers with whom PG&E engages in power exchanges or to whom PG&E sells at market-based rates cannot be affected by changes in PG&E's costs, and those with whom PG&E engages in short-term or discretionary sales do not require protection as they may elect not to engage in such transactions if the rate is unsatisfactory. Nevertheless, these customers are included in Exhibit No. PGE-4-1 for completeness.

Q. Is it possible to group the various contracts and tariffs under which PG&E provides transmission service or wholesale "requirements" service into categories?

A. Yes. I will attempt to group these services and contracts into three discrete categories: (i) unbundled transmission and ancillary service agreements that pre-date the CAISO (these are generally referred to as PG&E's "existing transmission
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                                                                   Page 12 of 40

     contracts," or "ETCs"), (ii) contracts with WAPA, CCSF and SVP that provide for a variety of services that facilitate those entities' ability to serve their respective loads, and (iii) tariff services associated with the California restructuring, which consist of PG&E's Transmission Owner Tariff ("TO Tariff"), the Wholesale Distribution Tariff ("WDT"), the Scheduling Coordinator Services Tariff ("SCS Tariff"), the Reliability Services Tariff ("RS Tariff"), and the Grid Management Charge Pass-Through Tariff ("GMC Tariff").

Q. Please address the first category and briefly describe the services provided pursuant to the ETCs.

A.   The ETCs are agreements under which PG&E provides unbundled transmission and ancillary services to wholesale customers. All of the ETCs were executed prior to the commencement of the CAISO and most of them pre-date Order No. 888. These contracts therefore differ, in some respects, from services offered under the pro forma tariff and the TO Tariff. The service is generally "point-to-point" service and many of the rates do not reflect the Commission's "rolled in" rate methodology. Rather, many of the ETCs contain an outdated "subfunctionalized" transmission rate methodology under which PG&E's transmission system is divided, for calculating rates, into five subfunctions (area, backbone, intertie, gen-tie, and system interconnect) and customers are charged for only the portions of the grid which they are deemed to "use." PG&E also provides limited ancillary services under the ETCs, including scheduling, reactive power, regulation, operating reserves and imbalance energy. Generally, the ETC customers self-provide ancillary services. When PG&E
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                                                                   Page 13 of 40

     does provide those services, the rates are based on the embedded cost of the facilities that, at the time the rates were calculated, provided those services.

Q.   Please describe the rates contained in the ETCs.

A. The rates contained in each of the ETC contracts are stated rates. By that I mean that they do not change by formula. They cannot be increased or decreased without the filing of a Section 205 or Section 206 proceeding and acceptance by the Commission of the new rate as just and reasonable.

Q.   How did the California restructuring affect the ETCs?

A. The FERC stated in its orders approving the California restructuring in 1997 that it was not necessary to "generically abrogate" these contracts to accommodate electric restructuring. The FERC therefore stated that any modification to the existing wholesale contracts would be considered on a case-by-case basis through filings by the utility or the customer under
     Section 205 and Section 206.

Q. Has PG&E proposed any such modifications to ETCs in proceedings unrelated to this Section 203 Application?

A. Yes. PG&E has sought modifications in several filings before this Commission to reflect the fact that the cost of serving its wholesale customers under the ETCs has increased sharply as a consequence of the California electric industry restructuring. Most of these cases are pending before the Commission. I describe these matters in further detail later in my testimony.
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                                                                   Page 14 of 40

Q. Will PG&E assume its contractual arrangements with the CAISO as they relate to continuing to provide service under the ETCs?

A. Yes. All agreements between PG&E and the CAISO will be assumed as part of the Plan of Reorganization, subject to the terms and conditions therein. The Transmission Control Agreement ("TCA") (ISO FERC Electric Tariff No. 7) and the Responsible Participating Transmission Owner Agreement ("RPTOA") (ISO FERC Electric Rate Schedule No. 37) are two of the more significant arrangements that support PG&E's ability to continue to provide service under the ETCs. The TCA will be assigned to ETrans, while the RPTOA will remain with Reorganized PG&E to provide Scheduling Coordinator services for the ETCs that will remain with Reorganized PG&E. Reorganized PG&E and ETrans will enter into new contractual arrangements with the CAISO, or such RTO which ETrans may join in the future, as required over time to continue to provide services for the ETC customers assigned to them consistent with the terms of the ETCs. Additionally, ETrans will be assigned a transmission coordination agreement, Path 15 Operating Instructions (ISO FERC Rate Schedule No. 7) which also supports service provided under certain ETCs.

Q. Please turn to the second category and briefly describe the services provided under the contracts with WAPA, CCSF and SVP.

A. I will first describe the contractual arrangements with WAPA. The principal contracts with WAPA are "Contract 2948A," as amended in 1992, and "Contract 2947A." However, as reflected in the one-page contract descriptions attached to this testimony as Exhibit No. PGE-4-1, PG&E has 17 separate contracts with WAPA.

     Contract 2948A is an integration agreement entered into in 1967 that terminates at the end of 2004. Under Contract 2948A, the loads and resources of PG&E and WAPA are "integrated," meaning that they are dispatched and served on a combined basis. This integration service is typically called "load shaping" or "firming" service. The parties negotiated this service to allow their combined resources to be used most efficiently in reliably serving their combined loads. As this Commission is aware, WAPA's only resources are hydroelectric resources. In order to allow this specific, low cost resource to be used at its most efficient time, PG&E agreed to provide energy from its generation portfolio that would be available to respond quickly to changes in WAPA's load requirements and generation levels. The rate for this service is a formula energy rate that tracks PG&E's cost of thermal generation, including nuclear. PG&E also provides other services under Contract 2948A, such as unbundled transmission and distribution, that are associated with the integration of WAPA's resources and load. PG&E recently filed a request under Section 205 to increase the rates charged to WAPA under Contract 2948A. See Docket No. ER01-1639-000. On October 24, 2001, the Commission rejected the proposed change in rates as inconsistent with the rate formula agreed to by the parties.

     Contract 2947A is a transmission arrangement that allows for the coordinated operation of PG&E's and WAPA's ownership interests in the Pacific AC Intertie ("PACI"). Following the reorganization of PG&E, assurance that the rights and obligations under this contract will continue to be honored will be achieved through the back-to-back agreement described further later in this testimony.

     The Interconnection Agreement ("IA") with CCSF is similar in some respects to Contract 2948A. It expires on July 1, 2015. CCSF has access to hydroelectric resources and, under the IA, deposits excess energy in PG&E-tracked deviation and deferred delivery accounts and withdraws energy, in amounts limited by the contract and in like time periods, to serve its wholesale and certain retail loads. Deposits in these accounts are expected to be kept to a minimum. In dry hydro years, CCSF is a net importer of energy from PG&E and is charged a formula energy rate. This energy rate formula tracks the cost of PG&E's thermal generation, including nuclear generation and purchases from qualifying facilities ("QFs"). PG&E also provides unbundled transmission and ancillary services to CCSF under the IA.

     The contract with SVP provides for the sale by PG&E of 27.66 MW of power to SVP through December 31, 2003 and commits PG&E to providing a "firming" service to SVP of up to 17.66 MW through the term of the agreement, which continues until at least 2027. These power commitments are part of a contract, the Grizzly Development and Mokelumne Settlement Agreement ("Grizzly Agreement"), which among other things provides for PG&E and SVP to be co-licensees of the FERC-licensed Bucks Creek hydroelectric Project, which includes SVP's Grizzly powerhouse and a larger powerhouse owned by PG&E. Because the Grizzly powerhouse is located upstream of PG&E's powerhouse at the project and several other PG&E hydro powerhouses (that are part of other projects), and because the Grizzly powerhouse is hydrologically linked with PG&E's powerhouse, the Grizzly Agreement specifies that PG&E dispatches Grizzly. PG&E does this dispatching in conjunction with dispatching the other PG&E powerhouses in the Feather River watershed. Each month, PG&E provides SVP with a forecast of Grizzly generation, and SVP schedules delivery of Grizzly generation in that month in whatever way it chooses, as long as the rate of delivery doesn't exceed
     17.66 MW (the output of the Grizzly powerhouse less stipulated losses). This means that PG&E "shapes" the delivered Grizzly energy to match SVP's schedules. The Grizzly Agreement is designed such that month-to-month carryovers of energy are minimal. SVP is able to purchase make-up energy from PG&E when Grizzly is down for maintenance, or if dry-year conditions limit the water available for generation. The energy price component of this Grizzly Agreement for both make-up and dry-year sales (related to the 17.66 MW commitment) and the separate 27.66 MW sale is largely based on the weighted average cost of thermal fuel (e.g. natural gas, nuclear fuel) and thermal power purchases (e.g. natural gas-fired QFs) in PG&E's overall resource mix. In 1997, PG&E agreed to allow SVP to prepay the capacity component of the 26.77 MW power sale through 2003, so SVP no longer makes capacity payments for this sale. SVP continues to make capacity payments related to the make-up and dry-year sales.

Q. Please turn to the last category and describe the tariffs that govern services provided by PG&E that are associated with the California restructuring.

A. There are five principal tariffs under which PG&E, as a "Participating Transmission Owner" or "Scheduling Coordinator" under the CAISO Tariff, provides services to its retail and wholesale customers. The tariffs are the TO Tariff, WDT, SCS Tariff, RS Tariff and GMC Pass-Through Tariff. Each is described below.

     The TO Tariff, or Transmission Owner's Tariff, is the tariff under which PG&E recovers its transmission revenue requirement for transmission and reliability service charges (Reliability Must Run and locational Out-Of-Market costs) that are made by the CAISO to PG&E pursuant to the CAISO Tariff. The CAISO Tariff contains rates, terms and conditions of service on a grid-wide basis; and the TO Tariff serves as the vehicle through which PG&E recovers its specific transmission and reliability services revenue requirement, from wholesale and retail customers.

     The WDT, or Wholesale Distribution Tariff, is the tariff under which PG&E provides open access service to wholesale customers over distribution facilities. The WDT contains non-rate terms and conditions that are consistent with the Commission's pro forma tariff and the wholesale distribution tariffs of the other two California investor-owned utilities. While the rates under the WDT are intended ultimately to be customer-specific rates, which is consistent with FERC's general policy regarding the recovery of distribution costs, the WDT does contain a stated rate for secondary distribution service that applies until customer specific rates are determined and a Section 205 filing is made.

     The SCS Tariff, or Scheduling Coordinator Services Tariff, is the tariff under which PG&E has proposed to recover, from the ETC customers, the costs it incurs as a scheduling coordinator for those customers. The CAISO Tariff requires that all service over the ISO Controlled Grid be provided through "Scheduling Coordinators." PG&E agreed to provide that function for its ETC customers pursuant to the Responsible Participating Transmission Owners Agreement ("RPTOA"), which is a voluntary agreement (terminable upon 30 days' notice) executed by PG&E with the CAISO prior to the commencement of CAISO operations. As a Scheduling Coordinator for its ETCs, PG&E is billed a wide range of costs by the CAISO, including those related to purchasing energy in the real time market (imbalance), ancillary services (including regulation and reserves), and miscellaneous other "services" through which the CAISO recovers its costs. At present, these costs are included in PG&E's Transmission Revenue Balancing Accounting (TRBA) and are being allocated only to customers taking service under the TO Tariff, not the ETCs. However, the Initial Decision in Docket No. ER97-2358-002 recommended that these costs be allocated to the ETCs as well. In response to that Initial Decision, PG&E filed the SCS Tariff. The Commission accepted the SCS Tariff, subject to refund, and held it in abeyance pending a Commission opinion on review of the Initial Decision. Pacific Gas and Electric Company, 90 FERC (P) 61,010 (2000).

     The RS Tariff, or Reliability Services Tariff, is the tariff under which PG&E charges for two types of services that are necessary for the reliable operation of the transmission grid: reliability must-run ("RMR") generation and locational Out-Of-Market operating calls ("OOM") made by the ISO to assure grid reliability. The costs associated with these purchases of RMR and OOM generation are passed through to PG&E as a Participating Transmission Owner. PG&E, in turn, has requested FERC approval to pass through a portion of these costs to its ETC customers pursuant to the RS Tariff. PG&E collects these costs from TO Tariff customers, both retail and wholesale, under the Reliability Services Balancing Account ("RSBA") Section 5.6 of the TO Tariff. On June 14, 2001, an administrative law judge recommended that PG&E's proposed RS charges be rejected for lack of cost support. Pacific Gas and Electric Company, 95 FERC (P) 63,022 (2001). The Initial Decision is pending before the Commission on briefs on exceptions. Subsequent to the Initial Decision, PG&E filed an uncontested settlement under which PG&E would recover the portion of RS costs allocated to retail customers under the TO Tariff. Thus, the objections pending regarding the Initial Decision relate only to the recovery of RS costs from wholesale customers.

     In the near future PG&E will be filing for rate changes for both the TRBA and RSBA rate. These filings address the balancing accounts only and are not related to the implementation of the Plan. The rate changes will be designed to eliminate any undercollections or overcollections in these balancing accounts, by adjusting the TRBA and RSBA rates prospectively, during 2002.

     The GMC Pass-Through Tariff is the tariff under which PG&E recovers the cost of grid management charges billed to PG&E by the CAISO for PG&E's ETCs. These charges are allocated to Scheduling Coordinators and thus PG&E incurs these charges for its ETC customers. The GMC Pass-Through Tariff proposes to recover these costs on a dollar-for-dollar basis from PG&E's ETC customers through a formula rate. The current GMC Pass-Through Tariff rate filing is pending in Docket No. ER01-424-000. A hearing in that matter commenced on November 13, 2001.

     The ISO is currently updating their GMC charges for 2002; and PG&E will file, in the near future, to update its GMC pass-through rate. The GMC filing will address the GMC balancing account only and is not related to the implementation of the Plan.

Q. Are the rates set forth in the TO Tariff, the WDT, the SCS Tariff, the RS Tariff and the GMC Pass-Through Tariff all stated rates?

A.   Yes.  As described above, none of these rates can be changed absent a
     Section 205 or 206 proceeding. Even the rate changes that are provided for and implemented pursuant to formula under these tariffs require a Section 205 filing prior to implementation. The filings PG&E is making today with this Commission to implement the Plan do not request any changes in these rates.

IV. THE PLAN OF REORGANIZATION, THE ASSIGNMENT OF PG&E'S EXISTING WHOLESALE TARIFFS AND CONTRACTS AND RATEPAYER PROTECTIONS

Q.   What topics do you address in this portion of your testimony?

A. This portion of my testimony has essentially two components. The first is a general description of the proposal, under the Plan, to disaggregate the current business lines of PG&E into separate companies. The second is a description of how the existing jurisdictional contracts will be assigned among these business lines and specific ratepayer protections applicable to customers served under those contracts. (These assignments and ratepayer protections are also spelled out by individual contract on the pages attached as Exhibit No. PGE-4-1 to this testimony.)

Q. Please begin by describing the Plan and, specifically, the portion of the Plan that addresses disaggregation of PG&E into separate business lines.

A. The Plan will result in a disaggregation of the functions that are currently provided by PG&E on a vertically integrated basis. Following implementation of the Plan, PG&E's electric business will be separated into three business lines: distribution, transmission and generation. The distribution function will be performed by PG&E, as the reorganized debtor, Reorganized PG&E. The transmission function will be performed by ETrans. The operation of the ETrans transmission system will continue to be subject to the control of the CAISO until such time as ETrans joins a FERC-approved Regional Transmission Organization ("RTO") as of which time the RTO would assume control. The generation function will be performed by Gen, a newly created generation company that will own all but two of PG&E's current generating assets through subsidiary limited liability corporations. The latter two companies, ETrans and Gen, will be affiliated corporations that are wholly owned by a renamed PG&E Corporation. These companies will not be affiliated with Reorganized PG&E.

Q. As part of the Plan, is PG&E rejecting pursuant to the bankruptcy code any of the FERC-jurisdictional contracts pursuant to which it provides wholesale power, transmission service, ancillary services or wholesale interconnection?

A. No. PG&E has not made a final decision with respect to all of its purchase contracts, but it has determined that it will assume in bankruptcy all FERC-jurisdictional contracts pursuant to which it sells power or provides a service (such as transmission service, ancillary services or wholesale interconnection service).

Q. If PG&E is disaggregating its business lines, how will service be provided to PG&E's ETC customers?

A. PG&E's disaggregated business lines will continue to honor PG&E's contractual obligations under the ETCs (the first group of customers that I described in Part I of my testimony) following implementation of the Plan. Under the Plan, each ETC will be assigned to the business entity that is best situated to provide service under that ETC. With the exception of "integration" and related agreements with CCSF and WAPA, and the Grizzly Agreement with SVP, all of the ETCs will be assigned to ETrans. This approach is appropriate because the ETC contracts are for the sale of unbundled transmission and ancillary services. ETrans will continue to provide service under these contracts in the same manner as PG&E, as a transmission provider, does today.

Q. Does the fact that ETrans will be honoring the ETCs mean that ETrans can not propose any changes to those ETCs?

A. No. ETrans will be assigned both PG&E's rights and obligations under the ETCs. Nothing in the Plan or this Section 203 Application proposes to change those rights and obligations. One of the rights set forth in many of the ETCs is the right, traditionally reserved by public utilities, to file for changes in rates, terms or conditions under Section 205 of the Federal Power Act. To the extent that an ETC provides that right to PG&E today, ETrans would continue to have that right upon assignment of the ETC to ETrans.

Q. How are the ETC customers protected from the cost effects of the proposed Transaction?

A. As described above, all of the rates under these ETC contracts are stated. Thus, ETrans cannot make any change to the rates without exercising the Federal Power Act Section 205 rights discussed above. Similarly, customers retain their rights under Section 206 to file for rate adjustments. Thus, the Commission will have continuing oversight over any proposed rate change. In addition, the Cost Exclusion Commitment applies to these customers.

Q.   To which business line are PG&E's wholesale tariffs being assigned?

A. PG&E is assigning to ETrans all but one of the wholesale tariffs associated with the California restructuring. This is the third category I described in Part I of my testimony. Specifically, PG&E is assigning to ETrans: (i) the TO Tariff, which governs the recovery of PG&E's revenue requirement for providing transmission service to retail and new wholesale customers under the CAISO Tariff, as well as the recovery of RS costs from TO Tariff customers; (ii) the SCS Tariff, which governs the provision of Scheduling Coordinator services and under which PG&E has sought to recover the related costs from ETC customers; (iii) the RS Tariff, which governs the recovery of reliability services (RMR and OOM) costs from the ETC customers; and (iv) the GMC Pass-Through Tariff, which seeks to recover GMC charges billed to PG&E by the CAISO on behalf of wholesale ETC customers. Reorganized PG&E will continue to provide Scheduling Coordinator services for its retained customers WAPA and CCSF and to Gen for the Grizzly Agreement. To the extent that Reorganized PG&E is permitted by FERC to recover from these customers the types of costs covered by the existing SCS, RS and GMC tariffs, it will file its own tariffs to address such recovery.

     The FERC-jurisdictional tariff not being assigned to ETrans is the WDT, which governs wholesale distribution service. The WDT will be retained by Reorganized PG&E, which will continue to provide service under that tariff pursuant its terms. In addition, there will be other transmission-related agreements assigned to ETrans, such as the Transmission Control Agreement ("TCA") with the CAISO, that are not relevant here because they do not contain rates for jurisdictional services and thus do not raise ratepayer protection issues.

Q.   Why is the assignment of these tariffs to ETrans appropriate?

A. Under the Plan submitted to the Bankruptcy Court for its approval, ETrans will become the "Participating Transmission Owner" under the CAISO Tariff and therefore will be the entity responsible for providing and/or procuring these services.

Q.   Will Gen or Reorganized PG&E become customers under these tariffs?

A. Gen and Reorganized PG&E will be treated on a nondiscriminatory basis and, therefore, to the extent they require services provided under these tariffs, they will take service under the CAISO Tariff and TO Tariff, if applicable. Gen and Reorganized PG&E will not have any preferential access to transmission service or capacity. Each will interconnect with ETrans pursuant to Interconnection Agreements that are being filed with the Commission concurrently with the Section 203 Application. Copies of these Interconnection Agreements are included with this Section 203 Application in Exhibit I. Gen is not expected to require transmission service during the first eleven years following implementation of the Plan, as it will sell all of its output, net of Grizzly generation, to Reorganized PG&E, at the interconnection points with the ETrans system under a power sales agreement which is also being filed concurrently with this Section 203 Application. Through the Power Sales Agreement with Reorganized PG&E, Gen will meet the power supply obligations under the Grizzly Agreement. Gen will satisfy these obligations from the energy available in its portfolio. Reorganized PG&E will arrange all transmission service and will perform all Scheduling Coordinator duties (as it will do for all the assets in the Gen portfolio) in order to deliver the energy to SVP, and Gen will reimburse Reorganized PG&E for its costs. To the extent Gen procures "wheeling out" service in the future, it will pay the applicable charges under the TO Tariff, or such other tariffs as may apply at the time for the services it requires. Although Reorganized PG&E will become a TO Tariff customer upon implementation of the Plan, it would not take service from ETrans under the RS Tariff, the SCS Tariff or the GMC Tariff. These tariffs are the vehicle under which PG&E seeks to recover certain costs from its ETC customers and Reorganized PG&E will not be an ETC customer. Furthermore, two of those tariffs do not apply to Reorganized PG&E (GMC and SCS) because Reorganized PG&E will be its own Scheduling Coordinator and therefore will pay the CAISO directly for the related charges. Finally, the other tariff, the RS Tariff, does not apply because Reorganized PG&E will, as a TO Tariff customer, pay its share of the RS costs under the TO Tariff.

Q. How will customers served under the TO Tariff, the WDT, SCS Tariff, RS Tariff, and GMC Tariff be protected?

A. As described above, the customers served under these tariffs are protected because their rates cannot change absent a filing under Federal Power Act Sections 205 or 206. The Cost Exclusion Commitment applies with respect to these customers as well.

Q. Please discuss the ETCs that are "integration" agreements and will not be assigned to ETrans.

A. There are two sets of "integration" agreements that are being retained by Reorganized PG&E. Those are Contracts 2948A (and its related distribution and transmission service agreements) and 2947A with WAPA and the Interconnection Agreement ("IA") with CCSF. (These contracts are part of the second group of customers that I describe in Part I of my testimony.) Although the CCSF contract and WAPA's Contract 2948A are for transmission and power sales service, Reorganized PG&E will be able to provide all the services required under these contracts by virtue of a "back-to-back" agreement between ETrans and Reorganized PG&E. That back-to-back agreement is being filed today in a separate docket by the Applicants and is attached to this Section 203 Application in Exhibit I. The back-to-back agreement is discussed in greater detail in the Testimony of Judi K. Mosley which is being filed in support of, and together with, the back-to-back agreement concurrently in a separate Section 205 filing.

Q.   Please explain why these contracts are being retained by Reorganized PG&E.

A. As I indicated previously, WAPA Contract 2948A is a contract under which PG&E's and WAPA's loads and resources are integrated and served on a firm basis. Given that WAPA's loads are integrated with PG&E's retail loads under Contract 2948A, it is appropriate that PG&E, as the retail service provider, retain that contract. Contract 2947A, which governs the coordinated operation of WAPA's ownership interest on the PACI, logically follows 2948A, at least as long as Contract 2948A is in effect

     (until December 31, 2004). Indeed, for as long as Contract 2948A is in effect, Reorganized PG&E will retain all the WAPA agreements and provide for the required service thereunder. However, after Contract 2948A expires, it makes sense that Contract 2947A, which is essentially a transmission arrangement, would be transferred to ETrans together with the other contracts for transmission and transmission-related services. Thus, while PG&E may at a future date apply to this Commission for authority to transfer the remaining WAPA contracts from Reorganized PG&E to ETrans, no Commission action on that possible future transfer is needed at this time.

     The IA with CCSF is being retained by Reorganized PG&E because the vast majority of CCSF's load is connected at distribution voltage and almost all of CCSF's service connection requests are handled at the distribution level. Under these circumstances, it makes sense for Reorganized PG&E to retain the obligation to provide these services.

Q.   Will WAPA's rates be affected by the proposed transaction?

A. No. As described above, Contract 2948A, as amended in 1992, provides for delivery of power by PG&E in connection with the integration of WAPA's loads. Contract 2947A provides for, among other things, 400 MW of transmission service to WAPA. The transmission rates in Contracts 2947A and 2948A are stated rates which are not proposed to be changed in conjunction with implementation of the Plan. As with other customers with cost-based rates, WAPA has the full protection of Sections 205 and 206 of the Federal Power Act. PG&E is not proposing to alter the formula or rates as part of the Plan and WAPA will receive the benefit of the Cost Exclusion Commitment. Specifically, the energy rate under Contract 2948A is a formula rate that was designed to reflect the cost of PG&E's retained thermal generation. That formula specifically includes PG&E's Diablo Canyon Power Plant. Accordingly, the thermal formula remain unchanged and costs will continue to be reflected in the rates. While PG&E is proposing to transfer Diablo Canyon to Gen while leaving Contract 2948A with Reorganized PG&E, Reorganized PG&E will have dispatchable contract rights with respect to all of PG&E's current generating resources, including Diablo Canyon. Reorganized PG&E and Gen will share cost data to the extent needed to assure that Reorganized PG&E continues to have access to Diablo Canyon cost data for billing purposes under the existing power sales obligations.

Q. In addition to continuing to take service under the contract, will WAPA be given any other options?

A. Yes. While PG&E is making the Cost Exclusion Commitment to WAPA (and all other jurisdictional customers), WAPA will also be offered an open season to ensure that WAPA is not locked into an energy purchase contract that it may feel is not optimal for its purposes. Under the open season WAPA can terminate its energy purchases from PG&E and substitute other sources of energy available in the market. The end result will be that WAPA will have the option to continue to receive service under its contract rates or at a market rate.

Q.   Will CCSF be affected by implementation of the plan?

A. No. Similar to WAPA, the interconnection agreement with CCSF provides for supplemental energy purchase pricing that has a formula that tracks PG&E's costs of energy purchases and thermal generation, including nuclear and fossil resources. Following implementation of the Plan, the energy rates to CCSF will not change because, while Diablo Canyon is being transferred to Gen and PG&E is retaining the IA, under the Power Sales Agreement between Gen and Reorganized PG&E, Reorganized PG&E will have a contractual right to dispatch all of Gen's generating units, including Diablo Canyon. In light of these circumstances, as discussed above, Reorganized PG&E will determine CCSF's bill based on cost data provided, in part, by Gen. As a result, neither the formula nor the inputs to the formula will change.

Q.   Will CCSF be protected in any other ways?

A. Yes. CCSF will receive the benefit of the Cost Exclusion Commitment and also be offered an open season.

Q. Are there any other wholesale agreements that will be retained by Reorganized PG&E?

A. Yes. PG&E has an energy exchange agreement with Puget Sound Power & Light Company ("Puget") that Reorganized PG&E will retain. Reorganized PG&E will continue to perform its obligations under that agreement following implementation of the Plan. However, as the agreement provides for the exchange of energy, not a sale for cash, Reorganized PG&E's costs do not affect Puget's rights under the agreement.

Q.   Will any agreements be assigned to Gen or its subsidiaries?

A. Yes. The Grizzly Agreement, described in Part I of my testimony as a part of the second group of customers, will be assigned to Bucks Creek LLC, a subsidiary of Gen.

Q.   Why is the Grizzly Agreement being assigned to Bucks Creek LLC?

A. In addition to the 27.66 MW power sale and the 17.66 MW "firming" service with make-up and dry-year power sales discussed above, the Grizzly Agreement provides for numerous commitments related to the operation of SVP's Grizzly powerhouse and coordination with respect to the jointly-licensed Bucks Creek Project, which includes PG&E's powerhouse. Therefore, the contract is most appropriately assigned to Bucks Creek LLC, which will be the joint-licensee of the Bucks Creek Project with SVP. The obligations under the Grizzly Agreement will be performed by Gen as part of its obligations as the lessee of the portions of the Bucks Creek Project not owned by SVP. Through the Power Sales Agreement with Reorganized PG&E, Gen will meet the power supply obligations under the Grizzly Agreement. Gen will satisfy these obligations from the energy available in its portfolio. Reorganized PG&E will arrange all transmission service and will perform all Scheduling Coordinator duties (as it will do for all the assets in the Gen portfolio) in order to deliver the energy to SVP.

Q.   Will SVP be affected by implementation of the plan?

A. No. Similar to WAPA and CCSF, the interconnection agreement with SVP provides for formulaic energy purchase pricing. The Grizzly Agreement pricing formula tracks PG&E's costs of purchased thermal and economy energy and thermal generation, including nuclear and fossil resources. Consistent with the WAPA and CCSF protections and pursuant to the Grizzly Agreement's language to "not adversely affect the other party" as a result of assigning the contract, PG&E will leave the formula unchanged. Gen and Reorganized PG&E will share cost data to the extent required to continue to determine SVP's rates using the same data inputs as today until expiration of the existing power sales obligations.

Q. What other protections will be offered SVP with respect to the Grizzly Agreement?

A. In addition to the Cost Exclusion Commitment, as with the WAPA and CCSF contracts being retained by Reorganized PG&E, SVP will be offered an open season with respect to the power purchase rights under the Grizzly Agreement. Should SVP wish to meet its needs from sources other than the Grizzly Agreement, PG&E will allow SVP to terminate the contract without penalty.

Q. Does PG&E have any other jurisdictional agreements other than those discussed above?

A. Yes. PG&E has many contracts that govern "coordination" type services with other interconnected utilities and power marketers. These services are provided on an if, when and as available basis pursuant to negotiated rates. Each of these contracts is being assigned to the entity best situated to perform under such contracts. These contracts are further described in Exhibit No. PGE-4-1 attached to this testimony. As indicated previously, these customers are protected because they may elect not to engage in such transactions if the rate is unsatisfactory to them.

     In addition, numerous wholesale generation and load interconnection agreements are identified in Exhibit No. PGE 4-1. Those interconnection agreements do not involve the provision of jurisdictional services except for a Special Facilities Rate governing the cost of facilities leading up to and at the point of interconnection with the PG&E grid. Exhibit No. PGE 4-1 shows the business line to which each interconnection contract is being assigned. Transmission voltage interconnection agreements are generally assigned to ETrans, and distribution voltage interconnection agreements generally remain with reorganized PG&E. The Special Facilities Agreements ("SFA") for generators are assigned to ETrans as long as the generation is not used to serve retail load. Otherwise, the SFAs generally remain with
     Reorganized PG&E.   Most of the Special Facilities rates can only be
     changed with Section 205 filing. PG&E's Cost Exclusion Commitment applies to these customers.

     Two agreement have a rate formula that can change without a Section 205 filing. One is the SFA in the Castle Rock-Lakeville 230 kV Co-Tenancy Agreement (PG&E FERC Rate Schedule No. 139). The other agreement provides standby transmission service to the Lawrence Livermore Lab Transmission Agreement (PG&E FERC Rate Schedule No. 147). PG&E will be commencing discussions with the affected customers with a goal of assuring that their rates do not increase as a result of PG&E's implementation of the proposed plan.

V.   THE EFFECT OF THE PLAN ON WHOLESALE CUSTOMERS

Q. You have discussed the assignment of existing tariffs and contracts and the protections offered to customers. Please turn to a discussion of any wholesale power or transmission ratepayer impacts that may result from the Plan.

A. As an initial matter, it is important to remember that this Transaction is occurring in the context of a bankruptcy. PG&E's customers benefit from the resolution of this situation. In addition, PG&E's wholesale power and transmission customers will continue to be protected because PG&E is not rejecting or abrogating its wholesale power or transmission contracts as part of the Plan, as it may do in a bankruptcy proceeding. Rather, those contracts will continue to be performed by the entity to which they are assigned. Thus, the services provided under the existing agreements will not change or be disrupted by the Plan.

Q. Are Reorganized PG&E or ETrans committing not to file for a rate increase for a time certain following the Plan?

A. No. The new, regulated, disaggregated companies will, like all public utilities, need the flexibility to request changes in rates as necessary to recover their cost of service. It would not be consistent with Commission policy, nor the financial stability of ETrans or Reorganized PG&E, to allow the imposition of a rate cap or rate freeze that would give it a disincentive to add the transmission infrastructure necessary to increase the competitiveness of wholesale markets and to maintain reliable service to its customers. For example, due to a significant construction program associated with load growth in its service territory, PG&E has experienced a steadily increasing transmission revenue requirement since the creation of the CAISO. This trend is expected to continue. To continue to recover the costs of this construction program on a timely basis, PG&E expects to file for base transmission rate increases in the future. If recent history is an indicator, ETrans, as PG&E's successor, will continue to require rate changes to sustain a growing business. However, PG&E is not seeking changes to any of its existing rate schedules as a condition of its emergence from bankruptcy. Rather, ETrans and Reorganized PG&E will file for rate changes in the ordinary course pursuant to Section 205 of the FPA and customers will be protected by Commission review and approval of any such changes.

Q. Is Gen committing not to file for a rate increase for a time certain following the Plan?

A. Gen's situation is different. Gen will sell power under two agreements, the Grizzly Agreement and a Power Sales Agreement with Reorganized PG&E which Gen is filing pursuant to Section 205 of the FPA concurrently with the filing of this testimony and the associated Section 203 Application. Under the Power Sales Agreement, Gen's proposed rates are stated and they are not cost-based; thus Gen assumes the risk of unforeseen cost changes except in the rare instances in which a specific provision is made for pass-through of the changed cost in the agreement.

     Gen will retain whatever Section 205 rights PG&E presently has under the Grizzly Agreement to file for a rate adjustment.

Q. Will ETrans be seeking recovery of an "acquisition premium" in connection with the proposed transaction?

A. No. PG&E is transferring its transmission assets to ETrans at their net book value. Thus there is no "sale" of assets involved in this reorganization and the concept of an "acquisition premium" does not really apply. Moreover, there will be no "acquisition adjustment" or other step-up in plant values that must be recovered through rate increases. In addition, the asset transfer is being accomplished in a tax-neutral manner, such that it does not trigger deferred tax or other tax liabilities that would require rate increases.

Q. Will the proposed transaction affect the rates for the provision of ancillary services?

A. No. Ancillary services are provided today by the CAISO and allocated to Scheduling Coordinators who do not self-provide them, including PG&E, pursuant to the rates, terms and conditions respecting those services under the CAISO Tariff. These rates are derived from the costs the CAISO incurs in providing these services and bills to PG&E. PG&E therefore has no control over them and cannot therefore commit to protect customers from changes in such rates. RS costs are allocated by the CAISO to Participating Transmission Owners ("PTOs"), including PG&E. PG&E, in turn, seeks to pass-through the cost of procuring those services from the CAISO. ETrans will, in effect, step into the shoes of PG&E with respect to the procurement and provision of these services as well as the billing of the related costs to ETC customers under the SCS Tariff and RS Tariff. If PG&E is permitted to recover its costs under those tariffs in the cases pending before FERC, so will ETrans. However, customers will continue to be protected through the Commission's oversight of the CAISO and the markets it operates, including the jurisdictional agreements under which the CAISO seeks to recover its costs from Scheduling Coordinators. The Plan itself should have no effect on the procurement of those services or the costs incurred in doing so. Finally, the same is true for the ETCs that are retained by PG&E. PG&E will continue to incur ancillary service costs to serve these customers with the same rights to pass those costs along to customers as today.

Q. Will the proposed Transaction create any new priorities with respect to transmission service or create new encumbrances on the transmission system?

A. No. Each existing customer will maintain the rights and priorities it has presently. Reorganized PG&E will take service pursuant to applicable transmission tariffs available to load serving entities.

Q. You have stated that there are pending cases that address whether PG&E will be permitted to fully recover the costs billed to it by the CAISO. Is that a significant concern as PG&E emerges from bankruptcy?

A. Yes. The ability of PG&E, and hence ETrans after the Plan, to fully recover its cost of service is an important issue as PG&E's disaggregated business lines emerge from
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     bankruptcy. ETrans, in particular, cannot become a financially viable company if large sums billed to it by the CAISO are not deemed recoverable from its customers. It is for that reason that PG&E is, coincident with this filing but through a motion filed in the applicable dockets, requesting that the FERC act on those pending cases to provide greater clarity as to the recoverability of these costs. This is not only an important question for ETrans, but also for FERC policy on RTOs. It is fundamental to the transition to ISOs and RTOs that stand-alone transmission companies be permitted to recover the ancillary service costs billed to them by such regional organizations. This is particularly critical because stand-alone transmission companies, unlike integrated utilities, have no ability to mitigate those costs because they do not own generation.

Q. Does this conclude your discussion of the impacts of the Plan on wholesale power and transmission customers?

A.   Yes.

Q. Please summarize why wholesale power and transmission customers will not be harmed by the Plan.

A. There are five principal reasons. First, PG&E will not reject or abrogate its existing jurisdictional agreements. Service will continue to be offered to all jurisdictional customers, if not by Reorganized PG&E then by either Gen or ETrans. Second, ratepayers will benefit from becoming the customers of financially viable, creditworthy companies. Third,
     Reorganized PG&E and ETrans will record one-time
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                                                                   Page 40 of 40

     restructuring and transaction costs as defined above in a below-the-line account and will not seek to recover these costs from jurisdictional customers. Fourth, any customers with formula energy rates that adjust without Commission review are protected because PG&E's plan is not intended to change the formulae to the detriment of the customers and through an open season that will allow them to terminate their energy purchases from PG&E if they so desire. No stranded costs would be charged to these customers upon their exit. These customers and customers with fixed rates will be further protected by the Commission's authority over rates under Sections 205 and 206 of the Federal Power Act. Fifth, PG&E is transferring its transmission assets at net book value, with no adverse tax effects such that there is no "acquisition premium" to be recovered.

Q.   Does this conclude your testimony?

A.   Yes.